SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(Amendment No. 1)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERFEED TECHNOLOGIES, INC.
(Name of the Issuer)
HYPERFEED TECHNOLOGIES, INC.
PICO HOLDINGS, INC.
EXEGY INCORPORATED
(Name of Persons Filing Statement)
Common Stock, $0.001 per share
(Title of Class of Securities)
44913S508
(CUSIP Number of Class of Securities)

HyperFeed Technologies, Inc. 300 South Wacker Drive, Suite 300 Chicago, Illinois 60606 (312) 913-2800 Attn: Gemma R. Lahera	PICO Holdings, Inc. 875 Prospect Street, Suite 301 La Jolla, California 92037 (858) 456-6022 Attn: James F. Mosier, Esq.	Exegy Incorporated 3668 S. Geyer Road, Suite 300 St. Louis, Missouri 63127 (314) 450-5352 Attn: J.J. Stupp
(Name, Address and Telephone Number of Person(s) Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copies to:

Damian C. Georgino, Esq. Pepper Hamilton LLP 50th Floor 500 Grant Street Pittsburgh, Pennsylvania 15219 (412) 454-5000	Craig L. Evans, Esq. Stinson Morris Heckler LLP 1201 Walnut, Suite 2900 Kansas City, Missouri 64106 (816) 691-3186
This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e—3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

$1,500,000*	$160.50**

Transaction Valuation*	Amount of Filing Fee

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (x) the product of (i) 1.5 million, the number of common shares of HyperFeed that are proposed to be acquired and (ii) the consideration of $1.00 in cash. This amount will be updated and finalized based on the per share closing price of the registrant’s common stock on the OTC Bulletin Board on the effective date of the transaction.

**	The amount of the filing fee is calculated, in accordance with Rule-011(b)(1), by multiplying the transaction valuation of $1.5 million by 0.0001070000.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

INTRODUCTION
          This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3/A-1”) is being filed by HyperFeed Technologies, Inc. (“HyperFeed,” or the “Company”), PICO Holdings, Inc. (“PICO”) and Exegy Incorporated (“Exegy”). On June 14, 2006, the Company filed a Schedule 13E-3 with the United States Securities and Exchange Commission indicating its intention to engage in a 1 for 1,000 reverse stock split. The purpose of the reverse stock split was to reduce the record holders of HyperFeed’s common stock to fewer than 300 so that HyperFeed would be able to terminate the public registration of its common stock under the Securities Exchange Act of 1934, as amended. On June 19, 2006, HyperFeed, its wholly-owned subsidiary, HyperFeed Acquisition Holdings, Inc. (“Acquisition Holdings”), and Exegy entered into an Agreement and Plan of Merger, pursuant to which HyperFeed and Exegy agreed to combine their businesses through a merger of Exegy and Acquisitions Holdings. Exegy would have survived the Merger as a wholly-owned subsidiary of HyperFeed. The Agreement and Plan of Merger was disclosed in a Current Report on Form 8-K filed with the SEC by the Company on June 26, 2006. The consummation of the merger was contingent upon the completion of the reverse stock split.
          After further negotiation between the Company and Exegy and careful deliberation by the Company’s Board, the Company has decided to abandon the reverse stock split and to continue to pursue a combination of the Company and Exegy, utilizing the contribution of the Company’s common stock by PICO to Exegy and a subsequent statutory merger of the Company into Exegy pursuant to Section 253 of the Delaware General Corporation Law. The Agreement and Plan of Merger has been terminated. The Company has restructured the business combination due, in part, to certain business, financial and tax considerations.
          Pursuant to the terms of the Contribution Agreement by and among the Company, PICO and Exegy, PICO would contribute all of its shares of common stock of the Company to Exegy (the “Contribution”), whereupon the Company would become a controlled subsidiary of Exegy. PICO currently holds approximately 6.1 million shares of the Company’s common stock. However, the total number of such shares to be contributed would be approximately 20.7 million, which would include the current number of shares of common stock held by PICO plus an estimated number of shares of common stock to be delivered to PICO upon conversion of all outstanding principal and accrued but unpaid interest under a Convertible Note. Certain warrants held by PICO to acquire 250,000 shares of the Company’s common stock would be cancelled upon closing of the transactions contemplated by the Contribution Agreement. Following the transfer of common stock as contemplated by the Contribution Agreement, the common stock held by Exegy would, based on publicly available information, represent approximately 93% of the Company’s then outstanding common stock and PICO would have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the common stock. Upon completion of the transactions contemplated by the Contribution Agreement, the stockholders of Exegy and PICO would each contribute $3.0 million to Exegy to fund the on-going working capital needs of the combined enterprise and subject to the conditions contained therein, PICO would have the right to acquire beneficial ownership of approximately 15.4 million shares of Series A-3 Preferred Stock of Exegy representing 50% of the outstanding shares of Exegy. Contribution of the cash and common stock and delivery of the A-3 Preferred Stock would be made at closing.
          The Contribution Agreement also provides that as soon as practicable after closing, the Company and Exegy will take all reasonable actions necessary to cause the Company to be merged with and into Exegy in accordance with Section 253 of the Delaware General Corporation Law and other applicable laws (the “Merger”). Pursuant to the Merger, Exegy would be the surviving corporation and all unaffiliated stockholders would receive cash payments for their shares and have the ability to exercise their appraisal rights under the Delaware General Corporation Law. Because the Company would have to borrow funds under the Convertible Note in order to complete the Merger and as part of its capital contribution to Exegy, PICO has agreed to be directly responsible for paying all costs and expenses associated with the Merger, including without limitation, the aggregate purchase price for shares of common stock of the Company not owned by Exegy and acquired pursuant to the Merger, accounting fees, attorney’s fees, filing fees, the cost of any fairness opinion, printing costs and litigation costs.
          Concurrently with the filing of this Schedule 13E-3/A-1, the Company is filing with the Commission an amendment to the definitive information statement (the “Amended Information Statement”) originally filed on June 29, 2006 pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended. The information in the Amended Information

Statement is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Amended Information Statement and the annexes thereto.
          All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.
Item 1. Summary Term Sheet
          The information set forth in the Amended Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
(a)	HyperFeed, the subject company, is a party to the Contribution Agreement and will be merged with and into Exegy following the Contribution. The Company’s principal executive offices are 300 S. Wacker Drive, Suite 300, Chicago, Illinois 60606. Its phone number is 312-913-2800. The Company is incorporated under the laws of the State of Delaware.

(b)	PICO, the majority stockholder of the Company, is a party to the Contribution Agreement and will be providing the Company with the funds necessary to complete the Merger. PICO’s principal executive offices are 875 Prospect Street, Suite 301, La Jolla, California, 92037. Its phone number is (858) 456-6022. PICO is incorporated under the laws of the State of California.

(c)	Exegy is a party to the Contribution Agreement and pursuant to that agreement would become the majority stockholder of HyperFeed. Upon closing of the Contribution Agreement, Exegy would be merged with and into HyperFeed under Section 253 of the Delaware General Corporation Law, with Exegy as the surviving corporation. Its phone number is (314) 450-5352. Exegy’s principal executive offices are 3668 S. Geyer Road, Suite 300, St. Louis, Missouri 63127. Exegy is incorporated under the laws of the State of Delaware.

(d)	The Company has only one class of stock issued and outstanding: common stock, par value $0.001 per share. As of August 25, 2006 (the Record Date”), the Company had approximately 7.7 million shares of common stock outstanding.

(e)	The Company’s common stock is traded on the OTC: BB market under the symbol “HYPR.OB.” The information set forth in the Amended Information Statement under the caption “Voting Securities” is incorporated herein by reference.

(f)	The Company did not pay any dividends in 2004, 2005, or, as of the date of this filing, in 2006. There are no restrictions on the Company’s ability to pay dividends, except as may be provided under applicable state insolvency laws. The information set forth in the Amended Information Statement under the caption “Voting Securities” is incorporated herein by reference.

(g)	The Company has not made an underwritten public offer for cash of its common stock in the last three (3) years.

(h)	The information set forth in the Amended Information Statement under the caption “Past Transactions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
The entities filing this Schedule 13E-3 are: (i) HyperFeed, the subject company, (ii) PICO, a majority stockholder of HyperFeed and a party to the Contribution Agreement, and (iii) Exegy, a party to the Contribution Agreement whereby Exegy would become HyperFeed’s majority stockholder and subsequently effect the Merger described herein.

Item 4. Terms of the Transaction
(a)	Material Terms. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Description of Contribution and Merger” is incorporated herein by reference.

(b)	Different Terms. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Description of the Contribution and the Merger” is incorporated herein by reference.

(c)	Appraisal Rights. The information set forth in the Amended Information Statement under the captions “Description of the Contribution and the Merger — Dissenter’s Rights” and “Description of the Contribution and the Merger — Appraisal Rights” is incorporated herein by reference.

(d)	Provisions for Unaffiliated Security Holders. In connection with the Merger, PICO has not granted to unaffiliated stockholders access to PICO’s corporate files. PICO will not pay for or provide legal counsel or appraisal services for any stockholder.

(e)	Eligibility for Listing or Trading. Not Applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Amended Information Statement under the caption “Past Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Amended Information Statement under the caption “Past Transactions” is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in the Amended Information Statement under the caption “Past Transactions” is incorporated herein by reference.

(e)	Agreements Involving the Company’s Securities. The information set forth in the Amended Information Statement under the caption “Past Transactions” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
The information set forth in the Amended Information Statement under the captions “Special Factors — Reasons for the Contribution and the Merger,” “—Effect of the Contribution and the Merger on the Company,” “—Accounting Treatment,” “—Fairness of the Merger,” and “Description of the Contribution and the Merger — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet” and “Special Factors — Reasons for the Contribution and the Merger” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Amended Information Statement under the caption “Special Factors — Alternatives Considered” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet,” “Special Factors — Effect of the Contribution and the Merger on the Company” and “Special Factors — Reasons for the Contribution and the Merger” is incorporated herein by reference.

(d)	Effect. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet,” “Special Factors — Reasons for the Contribution and the Merger,” “Special Factors — Effect of the Contribution and the Merger on Unaffiliated Stockholders,” “Special Factors — Effect of the Contribution and the Merger on the Company,” and “Special Factors — Fairness of the Merger,” is incorporated herein by reference.
Item 8. Fairness of the Transaction
(a)	Fairness. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet” and “Special Factors — Fairness of the Merger” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)	Factors Considered in Determining Fairness. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet,” “Special Factors — Alternatives Considered,” “Special Factors — Reasons for the Contribution and the Merger,” and “Special Factors — Fairness of the Merger” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet,” and “Description of the Contribution and the Merger — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The Contribution Agreement was approved by the Company’s Board of Directors on August 25, 2006. Approval of the Merger does not require a vote of the Company’s Board.

(f)	Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negations
(a)	Report, Opinion or Appraisal. The information set forth in the Amended Information Statement under the caption “Special Factors — Fairness of the Merger” is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration
(a)	Source of Funds. The information set forth in the Amended Information Statement under the caption “Description of the Contribution and the Merger — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Amended Information Statement under the captions “Summary Term Sheet” and “Description of the Contribution and the Merger — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Amended Information Statement under the captions “Special Factors — Effect of the Contribution and the Merger on the Company” and “Description of the Contribution and the Merger — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Amended Information Statement under the captions “Special Factors — Effect of the Contribution and the Merger on the Company” and “Description of the Contribution and the Merger — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company
(a)	Security Ownership. The information set forth in the Amended Information Statement under the captions “Past Transactions” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. None.
Item 12. The Solicitation or Recommendation
          PICO, as majority stockholder of the Company, adopted a resolution by written consent in lieu of a stockholders meeting on August 25, 2006 approving the Contribution Agreement. Upon closing of the Contribution Agreement, and pursuant to an agreement by the parties thereto, Exegy, as holder of greater than 90% of the Company’s outstanding common stock, has agreed to approve the Merger by written consent in lieu of a stockholder meeting in accordance with the Company’s Bylaws and Section 253 of the Delaware General Corporation Law. Accordingly the consent of unaffiliated stockholders to these corporate transactions is not required and will not be solicited.
Item 13. Financial Statements
          The financial information included in the Company’s Forms 10-K for calendar years 2004 and 2005, and the Form 10-Q for the quarter ending June 30, 2006 filed and the Form 8-K filed on October 5, 2006 with the Securities and Exchange Commission is hereby incorporated by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)	Solicitations or Recommendations. No persons have or will be employed, retained, or compensated to make solicitations or recommendations in connection with the Contribution or the Merger.

(b)	Employees and Corporate Assets. Various employees in the accounting department of the Company have provided information to PICO in connection with the Contribution or the Merger in order to prepare this Schedule.
Item 15. Additional Information
          The information set forth in the Amended Information Statement under the caption “Summary Financial Information” is incorporated herein by reference.
Item 16. Exhibits
Exhibit
          None.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYPERFEED TECHNOLIGIES, INC.:

/s/ Gemma R. Lahera
(Signature)

Principal Accounting Officer and Treasurer
(Name and Title)

October 12, 2006
(Date)

EXEGY INCORPORATED:

/s/ J.J. Stupp
(Signature)

Vice President, Chief Financial Officer and Secretary
(Name and Title)

October 12, 2006
(Date)

PICO HOLDINGS, INC.:

/s/ John R. Hart
(Signature)

President and Chief Executive Officer
(Name and Title)

October 12, 2006
(Date)